Exhibit 99.7

James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

9 August 2024

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Results of 2024 Annual General Meeting

Dear Sir/Madam

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 4 July 2024, were carried at the Annual General Meeting of James Hardie Industries plc held in Dublin, Ireland on 8 August 2024 (Dublin time).

Details of votes cast are set out on the following page.

Regards

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Results of AGM

Resolutions voted on at the meeting					If decided by poll					Proxies received
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Financial Statements and Reports	Passed	Poll	n/a	332,200,822	99.96	129,158	0.04	5,647,012	332,090,827	129,158	5,647,012	109,995
2	Remuneration Report	Passed	Poll	n/a	241,613,709	73.82	85,665,983	26.18	10,726,324	241,508,665	85,665,983	10,726,324	105,044
3(a)	J Pfeifer election	Passed	Poll	n/a	337,066,127	99.74	892,897	0.26	46,992	336,960,083	892,897	46,992	106,044
3(b)	P Lisboa re-election	Passed	Poll	n/a	328,480,434	97.21	9,441,844	2.79	83,738	328,366,722	9,441,844	83,738	113,712
3(c)	S Rowland re-election	Passed	Poll	n/a	332,553,793	98.41	5,386,178	1.59	66,045	332,448,449	5,386,178	66,045	105,344
4	Fix external auditor remuneration	Passed	Poll	n/a	336,603,241	99.60	1,352,354	0.40	50,421	336,491,551	1,352,354	50,421	111,690
5	Approval to issue equity securities under the James Hardie Industries Equity Incentive Plan 2001	Passed	Poll	n/a	321,587,152	95.17	16,325,703	4.83	93,161	321,482,108	16,325,703	93,161	105,044
6	Approval to issue equity securities under the James Hardie Industries Long Term Incentive Plan 2006	Passed	Poll	n/a	319,574,349	94.57	18,336,539	5.43	95,128	319,469,266	18,336,539	95,128	105,083
7	Grant ROCE RSUs to A Erter	Passed	Poll	n/a	320,442,986	94.83	17,474,866	5.17	88,164	320,337,942	17,474,866	88,164	105,044
8	Grant Relative TSR RSUs to A Erter	Passed	Poll	n/a	316,997,653	93.81	20,924,197	6.19	84,166	316,890,609	20,924,197	84,166	107,044
9	Issue of shares under the James Hardie 2020 Non-Executive Director Equity Plan	Passed	Poll	n/a	326,349,612	96.60	11,476,705	3.40	179,699	326,244,568	11,476,705	179,699	105,044